Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 30, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on July 27, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated July 27, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

July 30, 2007	Name:	Wan Feng
	Title:	Vice President and Executive Director Acting Chief Executive Officer

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 02628)

Announcement on the Estimated Improvement in

Results for the First Half of 2007

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is also disseminated on the Shanghai Stock Exchange.

The financial information in relation to the results for the first half of 2007 contained in this announcement is only a preliminary estimate of the Company and has not been audited by the Company’s auditors. Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.

The Company and all members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I. Estimated results for the reporting period

1. Period for which the estimated results covers:	1 January 2007 to 30 June 2007

2. Estimated results:	substantial increase as compared to the corresponding period for the last year

Based on preliminary calculations, the Company estimated that the net profit of the Company for the six months ended 30 June 2007 prepared in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People’s Republic of China in 2006 (the “Accounting Standards for Business Enterprises”) may increase by over 100% as compared to the Company’s net profit for the corresponding period for 2006. Detailed financial information of the Company will be disclosed in the Company’s 2007 interim report.

3. The estimated results have not been audited by certified public accountants.

Commission File Number 001-31914

II. Results for the corresponding period for the last year

1. Net Profit (attributable to shareholders of the Company):	RMB7.4 billion

2. Earnings per share:	RMB0.28

Results for the corresponding period for the last year have been retrospectively adjusted in accordance with the Accounting Standards for Business Enterprises. Earnings per share is calculated based on 26,764,705,000 shares of the Company in issue prior to the A share issue of the Company.

The results for the corresponding period for the last year contained in this announcement have not been audited by certified public accountants.

III. Reasons for estimated improvement in results

The estimated substantial increase in results for the first half of 2007 is mainly due to the Company’s steady growth in its insurance business and substantial increase in return on its investment business.

IV. Other information

The Company completed its initial public offer of 1,500,000,000 A shares in late 2006. As at 30 June, 2007, the Company had 28,264,705,000 shares in issue.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 27 July 2007